Exhibit 99.1

May 2, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary, Equity One Inc., for the First Quarter of 2013

Below please find an announcement from Equity One, Inc. (a subsidiary of Gazit-Globe Ltd. of which it holds approximately 45.5% ownership), whose shares are publicly-traded on the New York Stock Exchange, regarding its financial results for the first quarter of 2013, as published on May 1, 2013 in the United States.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards, Gazit-Globe, Ltd.

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179 305-947-1664	For additional information: Mark Langer, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Reports First Quarter 2013 Operating Results

North Miami Beach, FL, May 1, 2013 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today its financial results for the three months ended March 31, 2013.

Highlights of the quarter and recent activity include:

•	Generated Recurring Funds From Operations (FFO) of $0.32 per diluted share for the quarter, a 14% increase compared to the same period of 2012

•	Generated FFO of $0.31 per diluted share for the quarter, a 15% increase compared to the same period of 2012

•	Increased same property net operating income by 3.0% as compared to the first quarter of 2012

•	Increased core occupancy by 60 basis points to 91.8% as compared to March 31, 2012

•	Increased same property occupancy by 20 basis points to 91.7% as compared to March 31, 2012

•	Executed 74 new leases, renewals, and options totaling 331,995 square feet at an average rent spread of 10.0% on a same space basis

•	Increased average base rents to $15.05 per square foot, up 6.4% as compared to March 31, 2012

•	Sold 15 non-core assets for $126.2 million and entered into contracts to sell an additional seven non-core assets for $41.4 million

•	Approved a $12 million redevelopment project at Willows Shopping Center located in Concord, California

•	Increased Recurring FFO guidance for 2013 to $1.19 to $1.23 per diluted share from previous guidance of $1.18 to $1.22 per diluted share

“We are very pleased with our results this quarter which provide further evidence of the growth characteristics in our upgraded portfolio and the ability to produce accretive returns on our development and redevelopment projects. We have made substantial progress on our capital recycling plan to dispose of non-core assets with approximately $168 million of properties currently sold or under executed contracts,” said Jeff Olson, CEO.

Financial Highlights

In the first quarter of 2013, the company generated FFO of $40.0 million, or $0.31 per diluted share, as compared to $33.2 million, or $0.27 per diluted share for the same period in 2012. Recurring FFO was $41.0 million, or $0.32 per diluted share, in the first quarter of 2013 after adjusting for debt extinguishment and transaction costs, up 14% as compared to $0.28 per diluted share in the first quarter of 2012.

Net income attributable to Equity One was $24.6 million, or $0.21 per diluted share, for the quarter ended March 31, 2013, as compared to $19.0 million, or $0.16 per diluted share, for the first quarter of 2012. Net income for the first quarter of 2013 and 2012 include gains on the sale of income producing non-core properties of $11.2 million and $13.1 million, respectively. A reconciliation of net income attributable to Equity One to FFO and the reconciling components of FFO to Recurring FFO are provided in the tables accompanying this press release.

Operating Highlights

Same property net operating income increased 3.0% for the first quarter of 2013 as compared to the first quarter of 2012. The increase was primarily attributable to increases in minimum rental income due to rent commencements and contractual rent increases and percentage rent increases related to higher tenant sales.

As of March 31, 2013, occupancy for the company’s consolidated core portfolio was 91.8% as compared to 92.1% as of December 31, 2012 and 91.2% as of March 31, 2012. On a same property basis, occupancy increased 20 basis points to 91.7% as compared to March 31, 2012 and decreased 60 basis points as compared to December 31, 2012. The decrease in occupancy from year end 2012 was expected and was primarily due to the expiration of three junior anchor leases in lower tier assets that contributed less than $500,000 a year in annual rent.

During the first quarter of 2013, the company executed 74 new leases, renewals and options totaling 331,995 square feet at an average rent spread of 10.0% on a same space basis. This included 29 new leases in the core portfolio totaling 128,056 square feet. On a same space basis, 24 new leases were executed comprising 97,352 square feet at an average rental rate of $16.12 per square foot, representing a 22.6% increase from prior cash rents. Additionally, the company renewed 45 leases in its core portfolio totaling 203,939 square feet at an average rental rate of $16.27 per square foot, representing a 4.9% increase to prior rents on a same space, cash basis.

Development and Redevelopment Activities

As of March 31, 2013, the company had approximately $250.3 million of active development and redevelopment projects underway. The largest development project is The Gallery at Westbury in which the company has invested $135 million as of March 31, 2013. New tenants that opened during the first quarter include Gap Outlet and Banana Republic Outlet. Additional openings are expected during the second and third quarters for GNC, Orvis, Lane Bryant, Noodles and Company, Red Mango and Ruby & Jenna.

During the first quarter, construction commenced at Broadway Plaza, a development site located at 230th Street and Broadway in the Bronx, New York. Three letters of intent have been executed with national retailers that account for approximately 65% of the total square footage, including the majority of the top floor space. The project is expected to open in the fourth quarter of 2014 at a total cost of approximately $53 million.

Construction is ongoing for a two story, 83,000 square foot Dick’s Sporting Goods at Serramonte Mall. Total costs are estimated to be approximately $19.3 million for this first phase of the expansion of Serramonte, which the company expects to be completed by the first quarter of 2014.

The company has five additional projects under active redevelopment at an expected cost of $28.4 million. These projects include expansions and new anchor re-tenanting with retailers such as LA Fitness, Publix, CVS Pharmacy, and Ross.

Additionally, a new $12 million redevelopment project at Willows Shopping Center located in Concord, California has been added to the pipeline, with plans to commence site work prior to year end. This redevelopment will improve the layout and functional design of the center and will include lifestyle components that will cater to a wide range of retailers. The redevelopment plan anticipates the addition of a new junior anchor as well as new restaurant and entertainment features.

Disposition Activity

During the first quarter of 2013 and through the date of this release, the company closed on the sale of 15 non-core assets totaling approximately 1.2 million square feet of gross leasable area (GLA) for $126.2 million as follows:

Property	Location	GLA	Date of Sale
Madison Centre	Madison, AL	64,837	5/1/2013
Lutz Lake	Lutz, FL	64,985	4/4/2013
Seven Hills	Spring Hill, FL	72,590	4/4/2013
Middle Beach Shopping Center	Panama City Beach, FL	69,277	3/29/2013
Douglas Commons	Douglasville, GA	97,027	3/22/2013
North Village Center	North Myrtle Beach, SC	60,356	3/22/2013
Windy Hill Shopping Center	North Myrtle Beach, SC	68,465	3/22/2013
Macland Pointe	Marietta, GA	79,699	2/13/2013
Shoppes of Eastwood	Orlando, FL	69,037	1/23/2013
Butler Creek	Acworth, GA	95,597	1/15/2013
Fairview Oaks	Ellenwood, GA	77,052	1/15/2013
Grassland Crossing	Alpharetta, GA	90,906	1/15/2013
Hamilton Ridge	Buford, GA	90,996	1/15/2013
Mableton Crossing	Mableton, GA	86,819	1/15/2013
Shops at Westridge	McDonough, GA	66,297	1/15/2013

		1,153,940

As of today, the company also has pending contracts to sell an additional seven non-core assets, including two outparcels, totaling approximately 464,000 square feet of GLA for $41.4 million, which are subject to various contingencies. The weighted average capitalization rate on the combined value of those properties sold and under contract is approximately 7.1%. The company continues to explore opportunities to dispose of non-core assets located in secondary markets as part of its capital recycling initiatives.

Investing and Financing Activities

During the first quarter of 2013, the company funded a $12.0 million mezzanine loan related to its existing investment in the Westwood Complex, a 22-acre property located in Bethesda, Maryland, bringing its total financing against the property to $107.0 million. The mezzanine loan bears interest at 5.0% per annum and matures on the earlier of June 1, 2013 or the company’s acquisition of certain of the parcels that comprise the Westwood Complex. The company expects to acquire two of the Westwood parcels in May 2013 and the remaining five parcels no later than January 2014. In addition, the company expects to purchase the remaining 40% interest in both Southbury Green and Danbury Green Shopping Centers during May 2013 for approximately $19 million in accordance with the terms of the joint venture agreement.

During the first quarter of 2013, the company utilized the majority of the proceeds from non-core asset dispositions to pay down its revolving credit facilities by $67.5 million. In addition, the company repaid one mortgage with a principal amount of $2.8 million in connection with the sale of a non-core property, incurring a $0.7 million debt extinguishment charge.

Balance Sheet Highlights

At March 31, 2013, the company’s total market capitalization (including debt and equity) was $4.6 billion, comprising 129.5 million shares of common stock outstanding (on a fully diluted basis) valued at approximately $3.1 billion and approximately $1.5 billion of net debt (excluding any debt premium/discount and net of cash). The company’s ratio of net debt to total market capitalization was 32.4%. At March 31, 2013, the company had approximately $25.1 million of cash and cash equivalents on hand (including cash in escrow and restricted cash) and $104.5 million drawn on its revolving credit facilities. Additionally, during the first quarter of 2013, Standard and Poor’s revised its outlook for the company’s corporate credit and unsecured debt rating to Positive from Stable and maintained its BBB- rating.

FFO and Earnings Guidance

The company is increasing Recurring FFO guidance for 2013 to $1.19 to $1.23 per diluted share as compared to previous guidance of $1.18 to $1.22 per diluted share based on better than expected results in the first quarter. Recurring FFO excludes debt extinguishment gains/losses, land sale gains, impairment charges, transaction costs and certain other income or charges. The following table provides a reconciliation of the range of estimated net income per diluted share to estimated FFO and Recurring FFO per diluted share for the full year 2013:

	For the year ended December 31, 2013
	Low	High
Estimated net income attributable to Equity One	$0.38	$0.40
Adjustments:
Rental property depreciation and amortization including pro rata share of joint ventures	0.69	0.71
Net adjustment for unvested shares and non-controlling interest (1)	0.08	0.08

Estimated FFO attributable to Equity One	$1.15	$1.19

Transaction costs	0.04	0.04

Estimated Recurring FFO attributable to Equity One	$1.19	$1.23

(1)	Includes effect of distributions paid with respect to unissued shares held by a non-controlling interest which are already included for purposes of calculating net income per diluted share.

ACCOUNTING AND OTHER DISCLOSURES

The company believes FFO (combined with the primary GAAP presentations) is a useful, supplemental measure of its operating performance that is a recognized metric used extensively by the real estate industry, particularly REITs. The National Association of Real Estate Investment Trusts (“NAREIT”) stated in its April 2002 White Paper on Funds from Operations, “Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.” The company also believes that Recurring FFO is a useful measure of its core operating performance that facilitates comparability of historical financial periods.

FFO, as defined by NAREIT, is “net income (computed in accordance with GAAP), excluding gains (or losses) from sales of, or impairment charges related to, depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.” NAREIT states further that “adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.” The company believes that financial analysts, investors and stockholders are better served by the presentation of comparable period operating results generated from its FFO measure. The company’s method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

FFO and Recurring FFO are presented to assist investors in analyzing the company’s operating performance. Neither FFO nor Recurring FFO (i) represents cash flow from operations as defined by GAAP, (ii) is indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is an alternative to cash flow as a measure of liquidity, or (iv) should be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating the company’s operating performance. The company believes net income is the most directly comparable GAAP measure to FFO and Recurring FFO.

CONFERENCE CALL/WEB CAST INFORMATION

Equity One will host a conference call on Thursday, May 2, 2013 at 9:00 a.m. Eastern Time to review its 2013 first quarter earnings and operating results. Stockholders, analysts and other interested parties can access the earnings call by dialing (888) 317-6003 (U.S.), (866) 284-3684 (Canada) or (412) 317-6061 (international) using pass code 2746646. The call will also be web cast and can be accessed in a listen-only mode on Equity One’s web site at www.equityone.net.

A replay of the conference call will be available on Equity One’s web site for future review. Interested parties may also access the telephone replay by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) using pass code 10026525 through May 12, 2013.

FOR ADDITIONAL INFORMATION

For a copy of the company’s first quarter supplemental information package, please access the “Investors” section of Equity One’s web site at www.equityone.net under “About Us”. To be included in the company’s e-mail distributions for press releases and other company notices, please send e-mail addresses to Investor Relations at investorrelations@equityone.net.

ABOUT EQUITY ONE, INC.

As of March 31, 2013, our consolidated property portfolio comprised 156 properties, including 132 retail properties and six non-retail properties totaling approximately 16.0 million square feet of gross leasable area, or GLA, 11 development or redevelopment properties with approximately 2.1 million square feet of GLA upon completion, and seven land parcels. As of March 31, 2013, our core portfolio was 91.8% leased and included national, regional and local tenants. Additionally, we had joint venture interests in 18 retail properties and two office buildings totaling approximately 3.3 million square feet of GLA.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility in the capital markets and changes in borrowing rates; changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2013 and December 31, 2012

(Unaudited)

(In thousands, except share par value amounts)

	March 31, 2013	December 31, 2012
ASSETS
Properties:
Income producing	$3,110,334	$3,100,499
Less: accumulated depreciation	(341,009)	(326,165)

Income producing properties, net	2,769,325	2,774,334
Construction in progress and land held for development	98,485	108,721
Properties held for sale	36,949	123,949

Properties, net	2,904,759	3,007,004
Cash and cash equivalents	24,699	27,416
Cash held in escrow and restricted cash	442	442
Accounts and other receivables, net	11,866	14,320
Investments in and advances to unconsolidated joint ventures	71,710	72,171
Loans receivable, net	152,692	140,708
Goodwill	6,889	6,889
Other assets	242,799	233,718

TOTAL ASSETS (including $110,700 and $111,100 of consolidated variable interest entities at March 31, 2013 and December 31, 2012, respectively*)	$3,415,856	$3,502,668

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Liabilities:
Notes payable:
Mortgage notes payable	$437,163	$439,156
Unsecured senior notes payable	731,136	731,136
Term loan	250,000	250,000
Unsecured revolving credit facilities	104,500	172,000

	1,522,799	1,592,292
Unamortized premium on notes payable, net	6,487	7,058

Total notes payable	1,529,286	1,599,350
Other liabilities:
Accounts payable and accrued expenses	45,545	55,248
Tenant security deposits	8,903	8,886
Deferred tax liability	12,070	12,016
Other liabilities	206,482	196,625
Liabilities associated with properties held for sale	117	3,513

Total liabilities (including $81,200 and $63,000 of consolidated variable interest entities at March 31, 2013 and December 31, 2012, respectively*)	1,802,403	1,875,638

Redeemable noncontrolling interests	3,635	22,551
Commitments and contingencies	—	—
Stockholders’ Equity:
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	—	—
Common stock, $0.01 par value – 150,000 shares authorized, 117,208 and 116,938 shares issued and outstanding at March 31, 2013 and December 31, 2012, respectively	1,172	1,169
Additional paid-in capital	1,684,539	1,679,227
Distributions in excess of earnings	(277,516)	(276,085)
Accumulated other comprehensive loss	(6,100)	(7,585)

Total stockholders’ equity of Equity One, Inc.	1,402,095	1,396,726

Noncontrolling interests	207,723	207,753

Total equity	1,609,818	1,604,479

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY	$3,415,856	$3,502,668

*	The assets of these entities can only be used to settle obligations of the variable interest entities and the liabilities include third party liabilities of the variable interest entities for which the creditors or beneficial interest holders do not have recourse against us other than for customary environmental indemnifications and non-recourse carve-outs.

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended March 31, 2013 and 2012

(Unaudited)

(In thousands, except per share data)

	Three Months Ended March 31,
	2013	2012
REVENUE:
Minimum rent	$64,156	$57,716
Expense recoveries	19,801	17,124
Percentage rent	2,069	1,949
Management and leasing services	414	804

Total revenue	86,440	77,593

COSTS AND EXPENSES:
Property operating	23,348	21,006
Depreciation and amortization	23,021	21,045
General and administrative	8,897	11,382

Total costs and expenses	55,266	53,433

INCOME BEFORE OTHER INCOME AND EXPENSE, TAX AND DISCONTINUED OPERATIONS	31,174	24,160
OTHER INCOME AND EXPENSE:
Investment income	2,204	1,445
Equity in income (loss) of unconsolidated joint ventures	435	(188)
Other income	—	45
Interest expense	(17,445)	(17,080)
Amortization of deferred financing fees	(606)	(591)
Loss on extinguishment of debt	—	(93)

INCOME FROM CONTINUING OPERATIONS BEFORE TAX AND DISCONTINUED OPERATIONS	15,762	7,698
Income tax (expense) benefit of taxable REIT subsidiaries	(95)	46

INCOME FROM CONTINUING OPERATIONS	15,667	7,744

DISCONTINUED OPERATIONS:
Operations of income producing properties	428	1,614
Gain on disposal of income producing properties	11,196	14,269
Impairment loss on income producing properties	—	(1,932)

INCOME FROM DISCONTINUED OPERATIONS	11,624	13,951

NET INCOME	27,291	21,695

Net income attributable to noncontrolling interests	(2,698)	(2,713)

NET INCOME ATTRIBUTABLE TO EQUITY ONE, INC.	$24,593	$18,982

EARNINGS PER COMMON SHARE – BASIC:
Continuing operations	$0.11	$0.04
Discontinued operations	0.10	0.12

	$0.21	$0.16

Number of Shares Used in Computing Basic Earnings per Share	117,032	112,649

EARNINGS PER COMMON SHARE – DILUTED:
Continuing operations	$0.11	$0.04
Discontinued operations	0.10	0.12

	$0.21	$0.16

Number of Shares Used in Computing Diluted Earnings per Share	117,398	112,820

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net Income Attributable to Equity One to Funds from Operations (FFO) and to Recurring FFO

The following table reflects the reconciliation of FFO and Recurring FFO to net income attributable to Equity One, the most directly comparable GAAP measure, for the periods presented.

	Three months ended March 31,
	2013	2012
	(In thousands)
Net income attributable to Equity One, Inc.	$24,593	$18,982
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest (1)	22,988	21,758
Earnings allocated to noncontrolling interest (2)	2,499	2,499
Pro rata share of real estate depreciation from unconsolidated joint ventures	1,085	1,157
Impairments of depreciable real estate, net of tax (1)	—	1,932
Gain on disposal of depreciable assets, net of tax (1)	(11,196)	(13,086)

Funds From Operations	39,969	33,242

Loss on debt extinguishment, net of tax	682	809
Transaction costs associated with acquisition and disposition activity, net of tax	304	1,267
Gain on land sales (1)	—	(1,183)

Recurring Funds From Operations	$40,955	$34,135

(1)	Includes amounts classified as discontinued operations.
(2)	Represents earnings allocated to unissued shares held by Liberty International Holdings, Ltd. (“LIH”), which have been excluded for purposes of calculating earnings per diluted share for all periods presented. FFO and Recurring FFO calculations include earnings allocated to LIH and the respective weighted average share totals include the LIH shares outstanding as their inclusion is dilutive.

Funds from Operations and Recurring FFO are non-GAAP financial measures. We believe that FFO, as defined by NAREIT, is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. We believe that Recurring FFO provides additional comparability between historical financial periods.

Reconciliation of Net Income Attributable to Equity One to Funds from Operations (FFO) and Recurring FFO per Diluted Share

The following table reflects the reconciliation of FFO per diluted share and Recurring FFO per diluted share to earnings per diluted share attributable to Equity One, the most directly comparable GAAP measure, for the periods presented.

	Three months ended March 31,
	2013	2012
Earnings per diluted share attributable to Equity One, Inc.	$0.21	$0.16
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest	0.18	0.18
Earnings allocated to noncontrolling interest (1)	0.02	0.02
Net adjustment for rounding and earnings attributable to unvested shares (2)	(0.02)	(0.01)
Pro rata share of real estate depreciation from unconsolidated joint ventures	0.01	0.01
Impairments of depreciable real estate, net of tax	—	0.02
Gain on disposal of depreciable assets, net of tax	(0.09)	(0.11)

Funds From Operations per Diluted Share	$0.31	$0.27

Weighted average diluted shares – Funds from Operations (3)	128,755	124,178
Funds From Operations per Diluted Share	$0.31	$0.27
Loss on debt extinguishment, net of tax	0.01	0.01
Transaction costs associated with acquisition and disposition activity, net of tax	—	0.01
Gain on land sales	—	(0.01)

Recurring Funds From Operations per Diluted Share	$0.32	$0.28

Weighted average diluted shares – Recurring Funds from Operations (3)	128,755	124,178

(1)	Represents earnings allocated to unissued shares held by LIH, which have been excluded for purposes of calculating earnings per diluted share for all periods presented. All FFO and Recurring FFO calculations include earnings allocated to LIH and the respective weighted average share totals include the LIH shares outstanding as their inclusion is dilutive.
(2)	Represents an adjustment to compensate for the rounding of the individual calculations and to compensate for earnings allocated to unvested shares.
(3)	Weighted average diluted shares used to calculate FFO per share and recurring FFO per share for all the periods presented are higher than the GAAP diluted weighted average shares as a result of the dilutive impact of the 11.4 million joint venture units held by LIH which are convertible into our common stock, and also as a result of employee stock options. These convertible units are not included in the diluted weighted average share count for GAAP purposes because their inclusion is anti-dilutive.